SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TEXTRON INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, $0.125 par value
(Title of Class of Securities)

883203101
(CUSIP Number of Class of Securities (Underlying Common Stock))

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(401) 457-2555

Attention: Terrence O’Donnell
Executive Vice President, General Counsel and Corporate Secretary

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Ronald O. Mueller, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 955-8500
fax: (202) 530-9569

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$7,818,205	$557.44

(1)          Estimated solely for purposes of calculating the amount of the filing fee.  The calculation assumes that all options to purchase the Issuer’s common stock that as of June 25, 2010 may be eligible for exchange will be exchanged for new options and cancelled pursuant to this offer.  These options have a value of $7,818,205 as of June 25, 2010, calculated using the Black-Scholes option pricing model.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $557.44	Form or Registration No.: 005-17699
Filing Party: Textron Inc.	Date Filed: July 1, 2010.

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 1, 2010, as previously amended by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on July 13, 2010 and Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on July 28, 2010, relating to an offer by Textron Inc. (the “Company”) to exchange certain outstanding options to purchase shares of the Company’s common stock for new options (the “Offer”).

This Amendment No. 3 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated as described below, and unaffected items and exhibits are not included herein.  Except as specifically provided in this Amendment No. 3, the information contained in the Schedule TO remains unchanged.

Item 2. Subject Company Information

(a)           Name and Address.  The issuer is Textron Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 40 Westminster Street, Providence, Rhode Island 02903, and the telephone number of its principal executive offices is (401) 421-2800.

(b)           Securities.  This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock that (1) were granted before January 1, 2009 under the Textron Inc. 2007 Long-Term Incentive Plan (as Amended and Restated as of April 28, 2010) (the “2007 Plan”) or the Textron Inc. 1999 Long-Term Incentive Plan, as amended and restated, (2) have an exercise price that exceeds the greater of (i) $38.00, (ii) the 52-week high trading price of our common stock during the period preceding the end of the Offer period, or (iii) 50% above the closing price of our common stock on the expiration date of the Offer period, and (3) are held by U.S. employees, other than our executive officers, employed by the Company as of the start date of the Offer and at the time the Offer expires, for new options (the “New Options”).  Each New Option will be issued under the 2007 Plan.  As of June 25, 2010, options to purchase 2,874,835 shares of the Company’s common stock were eligible for exchange in the exchange offer.  The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying website election form, attached hereto as Exhibit (a)(1)(D).

The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”), Section II (“Risks Relevant to the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Terms of New Options”), Section III.6 (“Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects; Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section III.10 (“Price Range of Common Shares Underlying Eligible Options”) is incorporated herein by reference.

Section II of the Offer to Exchange (“Risks Relevant to the Offer”) is amended as follows:  all references to “our Quarterly Report on Form 10-Q for the quarter ended April 3, 2010” are changed to refer to “our Quarterly Reports on Form 10-Q for the quarters ended April 3, 2010 and July 3, 2010”.

(c)           Trading Market and Price.  The information set forth in the Offer to Exchange under Section III.10 (“Price Range of Common Shares Underlying Eligible Options”) is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)           Material Terms.  The information set forth under Item 2(b) above and in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”), Section II (“Risks Relevant to the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Terms of New Options”), Section III.3 (“Purpose of the Offer”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights and Change of Election”), Section III.6 (“Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects; Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section III.7 (“Extension of Offer; Termination; Amendment”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of

Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”) and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

Section II of the Offer to Exchange (“Risks Relevant to the Offer”) is amended as follows:  all references to “our Quarterly Report on Form 10-Q for the quarter ended April 3, 2010” are changed to refer to “our Quarterly Reports on Form 10-Q for the quarters ended April 3, 2010 and July 3, 2010”.

(b)           Purchases.  Current and former members of the Company’s Board of Directors and executive officers are not eligible to participate in the Offer.  The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”) and Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 10. Financial Statements

(a)           Financial Information.  The information set forth in Item 8.  Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2010 and in Item 1.  Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 3, 2010 is incorporated herein by reference.  The financial information contained in the Offer to Exchange under Section III.18 (“Additional Information”) and Section III.19 (“Financial Information”) is incorporated herein by reference.

(1)           Section III.18 of the Offer to Exchange (“Additional Information”) is amended as follows:

(i)            The list of documents incorporated by reference into the Offer to Exchange is amended by replacing the third bullet in its entirety with the following:  “our Quarterly Reports on Form 10-Q for the quarters ended April 3, 2010 and July 3, 2010, filed with the SEC on April 30, 2010 and July 29, 2010, respectively; and”.

(ii)           In the second to last paragraph in Section III.18, all references to “our Quarterly Report on Form 10-Q for the quarter ended April 3, 2010” are changed to refer to “our Quarterly Report on Form 10-Q for the quarter ended July 3, 2010”.

(2)           Section III.19 of the Offer to Exchange (“Financial Information”) is amended and restated in its entirety as follows:

Financial Information.  We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010 and with “Part I. Financial Information” of our Quarterly Report on Form 10-Q for the quarter ended July 3, 2010, both of which are incorporated herein by reference. The selected consolidated statements of earnings data for the fiscal years ended January 2, 2010 and January 3, 2009 and the six months ended July 3, 2010 and July 4, 2009 and the selected consolidated balance sheets data as of January 2, 2010 and January 3, 2009 and as of July 3, 2010 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010 and our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended July 3, 2010. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

Summary Consolidated Statements of Earnings and Balance Sheets

(Amounts in millions, except per share data)

	Fiscal Year Ended		Six Months Ended
	January 2, 2010	January 3, 2009	July 3, 2010	July 4, 2009
Consolidated Statements of Earnings
Revenues	$10,500	$14,010	$4,919	$5,138
Segment profit	$475	$1,451	$257	$224
Earnings (loss) from continuing operations	$(73)	$324	$77	$(19)
Net earnings (loss)	$(31)	$486	$74	$28
Earnings per share of common stock from continuing operations*:
Basic	$(0.28)	$1.32	$0.28	$(0.07)
Diluted	$(0.28)	$1.29	$0.26	$(0.07)
Net earnings per common share*:
Basic	$(0.12)	$1.97	$0.27	$0.11
Diluted	$(0.12)	$1.94	$0.25	$0.11
Weighted-average shares outstanding*:
Basic	262.9	246.2	273.6	255.3
Diluted	262.9	250.3	301.8	255.3

	July 3, 2010	January 2, 2010	January 3, 2009
Consolidated Balance Sheets
Total current assets for Manufacturing group	$5,596	$5,900	$5,436
Finance group - Finance receivables held for investment, net (unclassified assets)	$4,725	$5,865	$6,724
Total assets	$17,123	$18,940	$20,031
Total current liabilities for Manufacturing group	$2,653	$2,742	$4,781
Finance group — Debt (unclassified liabilities)	$4,247	$5,667	$7,388
Total liabilities	$14,209	$16,114	$17,665
Shareholders’ equity	$2,914	$2,826	$2,366

*For the year ended January 2, 2010 and the six months ended July 4, 2009, the diluted average share base excluded potential common shares (convertible notes and related warrants, stock options and restricted stock units) due to their antidilutive effect resulting from the loss from continuing operations.

Ratio of Earnings to Fixed Charges.  The ratio of earnings to fixed charges is computed by dividing fixed charges of Textron Inc. including all of its majority-owned subsidiaries into income from continuing operations before income taxes plus fixed charges. For Textron Inc. and its subsidiaries other than its Finance group, the denominator also adds back dividends received from the Finance group, subtracts capital contributions paid to the Finance group under an intercompany Support Agreement and eliminates pretax income/loss of the Finance group.  Fixed charges in both calculations include interest expense and the portion of rent expense which is deemed to be representative of the interest factor. Interest expense related to income tax exposures has been recognized in income tax expense and has therefore been excluded from the calculation.

	Fiscal Year Ended		Six Months Ended
	January 2, 2010	January 3, 2009	July 3, 2010
Ratio of earnings to fixed charges — Textron Inc. and subsidiaries	0.56x	2.30x	1.71x
Ratio of earnings to fixed charges — Manufacturing group	2.29x	4.95x	3.93x

Book Value Per Share.  Our book value per share as of our most recent balance sheet dated July 3, 2010 was $10.63.

Additional Information.  For more information about us, please refer to our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, our Quarterly Reports on Form 10-Q for the quarters ended April 3, 2010 and July 3, 2010, and our other filings made with the SEC. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to surrender your Eligible Options for exchange. We will also provide without charge to you, upon request, a copy of any or all of the documents to which we have referred you. See Section III.18 for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.

(b)                                 Pro Forma Information.  Not applicable.

Item 11. Additional Information

(a)           Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Exchange under Section II (“Risks Relevant to the Offer”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(1)           Section II of the Offer to Exchange (“Risks Relevant to the Offer”) is amended as follows:  all references to “our Quarterly Report on Form 10-Q for the quarter ended April 3, 2010” are changed to refer to “our Quarterly Reports on Form 10-Q for the quarters ended April 3, 2010 and July 3, 2010”.

(2)           Section III.20 of the Offer to Exchange (“Miscellaneous; Forward-Looking Statements”) is amended as follows:  all references to “our Quarterly Report on Form 10-Q for the quarter ended April 3, 2010” are changed to refer to “our Quarterly Reports on Form 10-Q for the quarters ended April 3, 2010 and July 3, 2010”.

(b)           Other Material Information.  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Textron Inc.

	By:	/s/ Terrence O’Donnell
Terrence O’Donnell
Executive Vice President, General Counsel and Corporate Secretary

Date: July 29, 2010